Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207471

KBS GROWTH & INCOME REIT, INC.
SUPPLEMENT NO. 7A DATED SEPTEMBER 26, 2016
TO THE PROSPECTUS DATED APRIL 28, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Growth & Income REIT, Inc. dated April 28, 2016 and filed with the SEC on May 3, 2016, as supplemented by supplement no. 1 dated May 9, 2016, supplement no. 2 dated May 13, 2016, supplement no. 3 dated June 3, 2016, supplement no. 4 dated July 1, 2016, supplement no. 5 dated July 7, 2016, supplement no. 6 dated July 22, 2016 and supplement no. 7 dated August 15, 2016. As used herein, the terms “we,” “our” and “us” refer to KBS Growth & Income REIT, Inc. and, as required by context, KBS Growth & Income Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the probable acquisition of an office property containing 203,221 rentable square feet in Houston, Texas.
Probable Real Estate Investment
On September 21, 2016, we, through an indirect wholly owned subsidiary, entered into a contract of purchase and sale to acquire a five-story Class A office building containing 203,221 rentable square feet located on approximately 4.6 acres of land in Houston, Texas (“The Offices at Greenhouse”). The seller is not affiliated with us or our advisor. The contractual purchase price of The Offices at Greenhouse is approximately $47.0 million plus closing costs. We intend to fund the purchase of The Offices at Greenhouse with proceeds from the primary portion of our now terminated private offering, our ongoing public offering and proceeds from a mortgage loan from an unaffiliated lender. We are currently negotiating the terms of the mortgage loan. Pursuant to the contract of purchase and sale, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. As of September 23, 2016, we had made a deposit of $1.0 million and, in some circumstances, if we fail to complete the acquisition, we may forfeit up to $1.0 million of earnest money.
The Offices at Greenhouse was built in 2014. As of September 1, 2016, The Offices at Greenhouse was approximately 94% leased to six tenants. The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of The Offices at Greenhouse is approximately $3.6 million. The current weighted-average remaining lease term for the tenants is approximately 7.8 years. The current weighted-average rental rate (net of rental abatements) over the remaining lease term is $21.41 per square foot.
Currently, there are two tenants that individually occupy more than 10% of the total rentable square feet of the property. AECOM, a multinational engineering firm that provides design, consulting, construction and management services to a wide range of clients, occupies 140,922 rentable square feet or approximately 69% of the total property rentable square feet at The Offices at Greenhouse. Of the 140,922 rentable square feet, 5,195 rentable square feet expires on July 24, 2019, with two three-year extension options, and 135,727 rentable square feet expires on December 31, 2024, with two five-year extension options. The current annualized base rent for this tenant is approximately $2.8 million and the current remaining lease term is approximately 8.3 years. The current average rental rate over the remaining lease term is $21.35 per square foot. This tenant represents approximately 77% of the aggregate annual effective base rent of The Offices at Greenhouse. J. Connor Consulting, Inc., a regulatory consulting firm, occupies 32,066 rentable square feet or approximately 16% of the total property rentable square feet at The Offices at Greenhouse. Its lease expires on February 28, 2023, with a five-year extension option. The current annualized base rent for this tenant is approximately $0.6 million and the current remaining lease term is approximately 6.5 years. The current average rental rate over the remaining lease term is $21.38 per square foot. This tenant represents approximately 18% of the aggregate annual effective base rent of The Offices at Greenhouse. No other tenant occupies more than 10% of all rentable square feet at The Offices at Greenhouse.

The average occupancy rate for The Offices at Greenhouse for the last five years was as follows:

Year	Average Occupancy Rate
2011	(1)
2012	(1)
2013	(1)
2014	68%
2015	77%
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(1) Information for 2011, 2012 and 2013 are not available because The Offices at Greenhouse was built in 2014.
The average effective annual rental rate per square foot for each of the last five years for The Offices at Greenhouse was:

Year	Average Effective Annual Rental Rate per Square Foot (1)
2011	(2)
2012	(2)
2013	(2)
2014	$19.21
2015	$21.32
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(1) Average effective annual rental rate per square foot is calculated as the annualized contractual base rental income for the year, net of rental abatements, divided by the average leased square feet.
(2) Information for 2011, 2012 and 2013 are not available because The Offices at Greenhouse was built in 2014.
The table below sets forth a schedule of expiring leases for The Offices at Greenhouse by annualized effective base rent (net of rental abatements) and by leased rentable square feet as of September 1, 2016.

	No. of Expiring Leases	Annualized Effective Base Rent		% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Leased Rentable Square Feet Expiring
2016	1	$38,614		1%	1,796	1%
2017	—	—		—%	—	—%
2018	—	—		—%	—	—%
2019	1	111,693		3%	5,195	3%
2020	1	72,051		2%	3,066	1%
2021	—	—		—%	—	—%
2022	1	—	(1)	—%	9,149	5%
2023	1	641,320		18%	32,066	17%
2024	1	2,654,890		74%	135,727	71%
2025	—	—		—%	—	—%
Thereafter	1	83,283		2%	3,621	2%
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(1) As of September 1, 2016, the tenant was under the rental abatement period of its lease, the remaining life of which was 5.7 years. The aggregate annual effective base rent excluding the tenant concessions for this lease was $0.2 million.
We believe that The Offices at Greenhouse is suitable for its intended purpose and will be adequately insured at acquisition. For federal income tax purposes, the cost of The Offices at Greenhouse, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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